Exhibit 99.1

2017-06-12

PRESS RELEASE

Oasmia Pharmaceutical AB (publ): The board of directors resolves upon a rights issue of approximately 163.9 MSEK

Uppsala, 12 June, 2017 – The board of directors of Oasmia Pharmaceutical AB (publ) (”Oasmia” or the “Company”) announces that the board of directors on 11 June 2017 has resolved to, based on an authorisation from the annual general meeting 26 September 2016 and the extraordinary general meeting 2 June 2017, carry out a new issue of shares with preferential rights for the current shareholders (the “Rights Issue”).

•	Oasmia’s board of directors has resolved to, based on an authorisation from the annual general meeting 26 September 2016 and the extraordinary general meeting 2 June 2017, carry out a new issue of shares of approximately 163.9 MSEK with preferential rights for Oasmia’s current shareholders through the issue of not more than 50,439,266 shares
•	Shareholders in Oasmia have preferential rights to subscribe for two (2) new shares for every five (5) existing shares, i.e. a subscription ratio of 2:5
•	The subscription price in the Rights Issue is 3.25 SEK per new share
•	The Rights Issue is 100 per cent covered by subscription and guarantee commitments

Background and rationale

Oasmia develops a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatics, which, compared to current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. Product development is based on in-house research within nanotechnology and proprietary patents.

The Company’s product Paclical has obtained approval in Russia for the treatment of ovarian cancer. Concerning Paclical, Oasmia has carried out a phase III study in which all end-points were achieved. The complete report from the trial with Paclical for the treatment of ovarian cancer shows that Paclical has a positive risk/benefit profile. The data will form the basis for the application for marketing approval to the EMA, which was submitted in February 2016. During 2017, the Company expects that it will submit an application for marketing approval to the FDA in the USA.

The board of directors has resolved to transfer the Company’s veterinarian assets to its wholly owned subsidiary in the USA in order to simplify development and strategical co-operations and strengthen resources to marketing and sales.

During the next twelve months, Oasmia expects to have a capital requirement consisting of costs and investments that amounts to approximately 125 MSEK. The costs can be divided as follows.

•	Operational costs and investments of approximately 100 MSEK, consisting of costs in relation to the registration of Apealea/Paclical and as well as costs relating to the ramp-up of production facilities.
•	Costs in relation to clinical studies of approximately 10 MSEK.
•	Costs for obligations to the Company’s creditors amounting to approximately 15 MSEK.

Oasmia has access to working capital of approximately 50 MSEK, consisting of cash and committed credit facilities. Consequently, the existing working capital is not sufficient to cover the requirements for the next twelve months.

Oasmia’s Board of Directors has, in the light of the above, decided to carry out a new issue of not more than 50,439,266 amounting to approximately 163.9 MSEK, with preferential rights for the existing shareholders in Oasmia. Net proceeds to Oasmia following the deduction of transaction related costs will amount to approximately 150 MSEK. The rights issue is fully covered by subscription and guarantee commitments.

The board of directors have the opinion that the Company’s current strategy and ongoing activities in combination with a capital raise will create foundation to best develop and realize the Company’s potential of profitability. Considering the current financing situation and existing credit facilities together with the funds from this rights issue, the board assumes the Company has enough financial resources to materialize the existing strategical plan during the coming twelve month period. This capital raise will also give the Company a strategic negotiating position in on-going and coming discussions with potential partners.

The Rights Issue

Oasmia’s board of directors has resolved to, based on an authorisation from the annual general meeting 26 September 2016 and the extraordinary general meeting 2 June 2017, carry out a new issue of shares of approximately 163.9 MSEK with preferential rights for Oasmia’s current shareholders through the issue of not more than 50,439,266 shares for a subscription price of 3.25 SEK per share.

Shareholders in Oasmia will have preferential rights to the subscription of new shares in proportion to the number of shares held. The right to subscribe for new shares with preferential rights will be afforded those who on the record date are registered as shareholders. One (1) share will entitle to two (2) subscription rights and five (5) subscription rights will entitle the holder to subscribe for one (1) new share. The record date with Euroclear Sweden AB for participation in the Rights Issue will be 19 June 2017.

The subscription period for the Rights Issue (subscription through payment) will run from and including 21 June 2017 to and including 5 July 2017. Oasmia’s board of directors are entitled to extend the subscription period. The Rights Issue will mean that the share capital will increase with not more than 5,043,926.60 SEK and that the numbers of shares will increase with not more than 50,439,266. Trading in subscription rights on Nasdaq Stockholm is expected to occur from and including 21 June 2017 to and including 3 July 2017.

Provided that the Rights Issue is subscribed for in full, the number of shares in the Company will increase from 126,098,166 shares to 176,537,432 shares and the share capital will increase from 12,609,816.60 SEK to 17,653,743.20 SEK, which corresponds to an increase of circa 40 per cent. The total proceeds from the Rights Issue, at full subscription, amounts to 163.9 MSEK before deduction of transaction related costs. Current shareholders that does not take part in the Rights Issue will be affected by a dilution effect of approximately 28.5 per cent of the total amount of shares and votes in the Company after the Rights Issue. Shareholders that does not take part in the Rights issue has the possibility to be economically compensated for the dilution effect through selling their subscription rights in the market.

In the event that less then all shares are subscribed for with preferential rights, the board of directors shall, within the new issue’s maximum amount, resolve on the allocation of shares not subscribed for with preferential rights. Firstly, such allocation allocation shall be made to those who have applied for subscription and subscribed for shares by virtue of subscription rights, regardless of whether the subscriber was a shareholder on the record date or not, and, in case of over subscription, pro rata in relation to the number of subscription rights used by such persons for subscription of shares, and, where this is not possible, by drawing of lots. Secondly, allocation shall be made to others who have applied for subscription without preferential right and, in case of over subscription, pro rata in relation to the number of shares stated in each subscription application, and, where this is not possible, by drawing of lots. Thirdly, allocation shall be made to persons who guaranteed the Rights Issue pro rata in relation to the amount guaranteed, and, where this is not possible, by drawing of lots

Subscription and guarantee commitments

The Rights Issue is 100 per cent covered by subscription and guarantee commitments. The subscription and guarantee commitments are not secured through a pledge, bank guarantee or a similar arrangement.

Indicative time table for the Rights Issue

15 June 2017	Last day of trading in the shares including preferential rights to participate in the Rights Issue
16 June 2017	First day of trading in the shares excluding preferential rights to participate in the Rights Issue
19 June 2017	Record date for participation in the Rights Issue
19 June 2017	Estimated date of publication of the prospectus
21 June 2017 – 5 July 2017	Subscription period
21 June 2017	First day of trading in subscription rights and paid subscribed shares
3 July 2017	Last day of trading in subscription rights
7 July 2017	Announcement of final outcome of the Rights Issue

Advisors

Remium Nordic AB is financial advisor in connection with the Rights issue and Aktieinvest FK AB is the issue house.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important Information

This press release does not constitute or form part of a solicitation or an offer to purchase, sell, subscribe for, or in any other way trade in shares, subscription rights or other securities in Oasmia. The invitation to affected persons to subscribe for shares in Oasmia will only be carried out through the prospectus that the Company will publish on Oasmia’s website, after approval and registration by the Swedish Financial Supervisory Authority. The prospectus will inter alia contain risk factors, financial information as well as information on the board of directors of the Company. This press release has not been approved by any regulatory authority and is not a prospectus. Investors should not subscribe for, or purchase any securities in the Company referred to in this press release, except on the basis of the information that will be available in the prospectus that will we published.

The publication or distribution of this press release may in certain jurisdictions be subject to restrictions in accordance with relevant laws and persons in the jurisdictions where this press release has been published or distributed shall inform themselves of, and follow, such restrictions.

This press release may not be published or distributed, directly or indirectly, in or to, Australia, Hong Kong, Japan, Canada, New Zeeland, Singapore or South Africa or any other country where the offer or sale of subscription rights, subscribed and paid for shares or new shares, is not allowed, wholly or partially is subject to legal restrictions or where such measure would entail a requirement for an additional prospectus, other offer documentation, registrations or other measures. The information in this press release may not be forwarded, reproduced or displayed in a way that is contrary to such restrictions.

No subscription rights, subscribed and paid for shares or new shares, may be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in to, or within, the USA or on behalf of any such person, except in accordance with an exception from, or in a transaction which is not subject to, registration requirements in accordance with the Securities Act as well as in accordance with applicable securities regulation in the relevant state or jurisdiction in the USA.

Forward-looking statements

This press release contains various forward-looking statements that reflect the Company’s current views with respect to future events and financial and operational performance, including statements concerning the Rights Issue as well as statements concerning plans, future prospects and strategies. The forward-looking statements are identified by terminology including, but not limited to, terms such as “intends”, “assessed”, “expect”, “believe”, “assume”, “may” or other variations on such terms or comparable terminology which entails indications or predictions on future development or trends, and which are not based on historical facts, are forward-looking statements. Although the Company believes that the statements are based on reasonable assumptions and expectations, there can be no assurance that these forward-looking statements will materialize. Since these forward-looking statements include known and unknown risks as well as other factors which are insecure, the actual outcome may significantly deviate from what is stated in such forward-looking statements. These forward-looking statements are only valid at the date of publication of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as is required in accordance with applicable laws or other securities regulations.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on June 12, 2017.